State of Delaware
Secretary of State
Division of Corporations
Delivered 09:48 AM 08/04/2022
FILED 09:48 AM 08/04/2022
SR 20223174509 - File Number 6950628

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

FIRST - Name

The name of the Corporation is:
COPYTRACK Technologies Inc.

SECOND – Registered Agent

Its registered office in the State of Delaware is to be located at 8 The Green, Ste B, in the City of Dover County of Kent Zip Code 19901. The registered agent in charge thereof is Northwest Registered Agent Service, Inc.

THIRD - Purpose

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH - Stock

The amount of the total stock of this corporation is authorized to issue is
10,000,000 shares (number of authorized shares)
with a par value of $0.0001 per share.

FIFTH - Incorporator

The name and mailing address of the incorporator are as follows:

Northwest Registered Agent Service, Inc. – 8 The Green, Ste B, Dover, DE 19901

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 4 th day of August, A.D. 2022.

BY: Morgan Noble

Northwest Registered Agent Service Inc., Incorporator
Morgan Noble, Assistant Secretary